EXHIBIT 21.1

LIST OF SUBSIDIARIES

Jurisdiction of
Name of Subsidiary	Incorporation or Organization	Percentage of Ownership
Porter Group Limited	Republic of Seychelles	100%
Porter Perspective Business Group Limited	Hong Kong	100%
Shenzhen Qianhai Porter Industrial Co. Ltd.	PRC	100%
Shenzhen Portercity Investment Management Co. Ltd.	PRC	Variable interest entity
Shenzhen Yihuilian Information Consulting Co. Ltd.	PRC	100% by Shenzhen Portercity Investment Management Co. Ltd.
Shenzhen Porter Warehouse E-Commerce Co. Ltd.,	PRC	100% by Shenzhen Portercity Investment Management Co. Ltd.
Weifang Porter City Commercial Management Company Limited	PRC	60% by Shenzhen Portercity Investment Management Co. Ltd.
Shenzhen Porter Commercial Perspective Network Co., Ltd.,	PRC	100% by Shenzhen Portercity Investment Management Co. Ltd.
Shenzhen Qianhai Maihuolang E-Commerce Co., Ltd.	PRC	57% by Shenzhen Porter Warehouse E-Commerce Co. Ltd.